                                                                       EXHIBIT A

                VOCALTEC WINS MULTI-MILLION DOLLAR DEAL IN RUSSIA

HERZLIA, Israel - (BUSINESS WIRE) - VocalTec Communications Ltd. (NASDAQ:VOCL -
News), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that Mobifon-2000 has selected VocalTec's Essentra(TM) VoIP technology for the build-out of its
National and International next generation network. Mobifon-2000 is a licensed service provider offering wire-line and data services in Russia.

Mobifon-2000 and VocalTec have reached an agreement for the purchase of VocalTec products and services. VocalTec anticipates revenues of several millions of dollars related to this agreement over the next years, out of which product revenues of approximately two million US dollars are expected during the balance of 2007.

The VocalTec solution will enable Mobifon-2000 to build a national VoIP network, offering its customers a highly reliable network, while reducing costs, enhancing flexibility and enabling the rapid addition of new services and applications. The deployment includes VocalTec's Essentra CX Trunking solution, offering seamless connectivity to PSTN/SS7 services; the Essentra EX, Peering
Manager, enabling secure IP-to-IP routing and service mediation, the Essentra
OSS, Operational Support Server, a web-based management system, enabling remote element management; and the Essentra TMS, Traffic Management System, enabling effective utilization of network resources. The deployment will also feature a
MAP gateway, enabling the termination of calls on the group's mobile network
(Motiv http://www.ycc.ru/about_eng/ ), thereby enabling the convergence of both wireline and wireless infrastructures.

"We have begun building our VoIP network to ensure we can continue to scale and meet our customers' growing demands and introduce new services, while maintaining our reliability and performance," said Nicolay Bezdenezhnykh,
Director of Mobifon-2000 at Mobifon-2000. "Ensuring high voice quality is essential to building customer loyalty, and we are confident that the VocalTec
Essentra solutions will enable us to deliver innovative services to our customers and build on that loyalty to attract new customers."

"We value the opportunity to work with one of the leading telecom operators in
Ural region, Russia," said Mr. Yosi Albagli, President and CEO of VocalTec. "We have invested significant efforts in adapting our solutions to the Russian market and are committed to providing our customers with the technology and support they require in order to meet their business objectives. This is not our first NLD/ILD project in Russia and we are pleased that Mobifon-2000 and others can benefit from our experience in deploying NLD/ILD next generation networks."

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ABOUT MOBIFON-2000

Mobifon-2000, is a licensed service provider of NLD/ILD communication services, which has commenced to build its NLD/ILD network on the territory of the Russian
Federation.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq:VOCL - News) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACT:
VocalTec Communications Ltd.
Gali Porat, +972-9-9703805
gali@vocaltec.com
or
KCSA
Jeff Corbin, 212-896-1214
jcorbin@kcsa.com
or
Lee Roth, 212-896-1209
lroth@kcsa.com

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